Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-239178

San Diego Gas & Electric Company

Final Term Sheet

March 6, 2023

5.350% First Mortgage Bonds, Series ZZZ, due 2053

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated March 6, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 26, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings[1]:	A1 (stable) by Moody’s Investors Service, Inc.
A (stable) by S&P Global Ratings
A (stable) by Fitch Ratings

Trade Date:	March 6, 2023

Settlement Date:	March 10, 2023 (T+4)

Securities Offered:	5.350% First Mortgage Bonds, Series ZZZ, due 2053 (the “Bonds”)

Aggregate Principal Amount Offered:	$800,000,000

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2023

Coupon:	5.350% per annum, accruing from March 10, 2023

Maturity:	April 1, 2053

Yield to Maturity:	5.421%

Spread to Benchmark Treasury:	+150 basis points

Benchmark Treasury:	4.000% due November 15, 2052

Benchmark Treasury Yield:	3.921%

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Optional Redemption Provision:	At the Company’s option, prior to October 1, 2052 (the “Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +25 basis points. At the Company’s option, on and after the Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Mandatory Redemption Provision:	The Bonds are also subject to mandatory redemption at 100% of the principal amount under the circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds—Redemption—Mandatory Redemption Following Sale, Eminent Domain, Etc.” See the Preliminary Prospectus Supplement for further terms and provisions applicable to mandatory redemption.

Price to Public:	98.948%, plus accrued interest, if any

CUSIP:	797440 CD4

ISIN:	US797440CD44

Total Net Proceeds:	Approximately $784.6 million, after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
BMO Capital Markets Corp.
Mizuho Securities USA LLC
Wells Fargo Securities, LLC
Blaylock Van, LLC

Co-Managers:	Cabrera Capital Markets LLC
Guzman & Company

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, by calling BofA Securities, Inc. toll-free at 1-800-294-1322, by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403 or by calling Wells Fargo Securities, LLC toll-free 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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